EXHIBIT 21

Subsidiaries

Name	State of Organization	Additional Trade Name
CapitalSouth Bank	Alabama	Banco Hispano
Capital Bank	Alabama	-
CS Insurance, Inc.	Alabama	-
BOA Mortgage Company LLC	Alabama	-
Security Mutual Financial Services, Inc.	Alabama	-
Financial Investors Statutory Trust I	Connecticut	-
Financial Investors Statutory Trust II	Delaware	-